November 12, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Hall of Fame Resort & Entertainment Company
Registration Statement on Form S-1
File No. 333-249133

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Thursday, November 12, 2020, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 6, 2020.
(ii)	Dates of distribution: November 6, 2020 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 3.
(iv)	Number of prospectuses so distributed: 389.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director
Head of Investment Banking